SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AK STEEL HOLDING CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	31-1401455
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

703 Curtis Street, Middletown, OH	45043
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box  ☐

Securities Act registration statement file number to which this form relates:	___________

(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each class is to be Registered
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

_____________________

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered

On July 28, 2003, AK Steel Holding Corporation (the “Company”) amended its Rights Agreement, dated as of January 23, 1996. The disclosure in the Company’s Form 8-A filed with the Securities and Exchange Commission on February 5, 1996, with respect to the Preferred Stock Purchase Rights is hereby amended as follows:

On January 23, 1996, the Company entered into a Rights Agreement with The Bank of New York, as Rights Agent (the “Original Rights Agreement”). On September 15, 1997, the Original Rights Agreement was amended to effect the substitution of The Fifth Third Bank as the successor Rights Agent (“Amendment No. 1”). The Original Rights Agreement, as amended, was further amended on July 28, 2003 (“Amendment No. 2”). The Original Rights Agreement, as amended by Amendment No. 1 and Amendment No. 2, is referred to below as the Rights Agreement.

On January 23, 1996, the Board of Directors of the Company declared a dividend of one Preferred Stock Purchase Right (the “Right(s)”) for each outstanding share of Common Stock, par value $.01 per share (the “Common Stock”), of the Company. The dividend was payable as of February 5, 1996 to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth ( 1/100) of a share of a new series of preferred shares of the Company, designated as Series A Junior Preferred Stock (“Preferred Stock”), at a price of $130 per one one-hundredth ( 1/100) of a share (the “Exercise Price”), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement.

Initially the Rights will not be exercisable, certificates will not be sent to stockholders, and the Rights will automatically trade with the Common Stock.

The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the “Distribution Date”) which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an “Acquiring Person”) and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated person becoming an Acquiring Person; prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company’s Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of February 5, 1996, by such Common Stock certificate with a copy of the Summary of Rights (as defined in the Rights Agreement) attached thereto.

An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding voting stock for or pursuant to the terms of any such plan, or (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Company’s voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).

Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after February 5, 1996 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company’s Common Stock certificates outstanding as of February 5, 1996 with or without a copy of the Summary of Rights attached, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on January 23, 2006, unless earlier redeemed by the Company as described below.

The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company’s preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share and 100 times the cash dividends declared on the Company’s Common Stock. In addition, the Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, a liquidation payment in an amount equal to the greater of $100.00 or 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

The Exercise Price of the Rights and the number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

Unless the Rights are earlier redeemed, in the event that, after the time that the Rights become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company’s Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void) will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

In addition, unless the Rights are earlier redeemed, if a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Company’s Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company’s Common Stock as provided in the Rights Agreement).

Fractions of shares of Preferred Stock (other than fractions that are integral multiples of one one-hundredth ( 1/100) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth ( 1/100) of a share.

At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person (or such later date as a majority of the Board of Directors may determine), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (“Redemption Price”). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time prior to the close of business on the tenth day (or such later date as described above) after there has been a public announcement that a person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights, which includes as Exhibit A the form of Summary of Rights to Purchase Series A Junior Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2. Exhibits

Exhibit No.	Description
4.1	Rights Agreement dated as of January 23, 1996, by and between AK Steel Holding Corporation and The Bank Of New York, as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant’s Form 8-A filed on February 5, 1996 (SEC File No. 1-13696)). The Rights Agreement includes as Exhibit A the form of Summary of Rights, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Certificate of Designations.

4.2	Substitution of Successor Rights Agent and Amendment No. 1, dated as of September 15, 1997, between AK Steel Holding Corporation and The Fifth Third Bank, to the Rights Agreement, dated as of January 23, 1996 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on September 15, 1997 (SEC File No. 1-13696)).

4.3	Amendment No. 2, dated as of as of July 28, 2003, to the Rights Agreement, dated as of January 23, 1996, as amended, by and between AK Steel Holding Corporation and The Fifth Third Bank, as successor rights agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on July 29, 2003 (SEC File No. 1-13696)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2003

AK STEEL HOLDING CORPORATION

By:	/s/ BRENDA S. HARMON
Name: Title:	Brenda S. Harmon Secretary

EXHIBIT INDEX

Exhibit No.	Description
4.1	Rights Agreement dated as of January 23, 1996, by and between AK Steel Holding Corporation and The Bank Of New York, as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant’s Form 8-A filed on February 5, 1996 (SEC File No. 1-13696)). The Rights Agreement includes as Exhibit A the form of Summary of Rights, as Exhibit B the form of Right Certificate, and as Exhibit C the form of Certificate of Designations.

4.2	Substitution of Successor Rights Agent and Amendment No. 1, dated as of September 15, 1997, between AK Steel Holding Corporation and The Fifth Third Bank, to the Rights Agreement, dated as of January 23, 1996 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on September 15, 1997 (SEC File No. 1-13696)).

4.3	Amendment No. 2, dated as of as of July 28, 2003, to the Rights Agreement, dated as of January 23, 1996, as amended, by and between AK Steel Holding Corporation and The Fifth Third Bank, as successor rights agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on July 29, 2003 (SEC File No. 1-13696)).

8